UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

On April 5, 2018, CEMEX, S.A.B. de C.V. (“CEMEX”) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that at the CEMEX Ordinary Shareholders’ Meeting held on April 5, 2018, members of CEMEX’s Board of Directors, as well as members of the Audit and Corporate Practices and Finance Committees, were elected as follows:

BOARD OF DIRECTORS:

ROGELIO ZAMBRANO LOZANO	Non-Independent Director (Criteria: Relevant Director of the Company)

FERNANDO ÁNGEL GONZÁLEZ OLIVIERI	Non-Independent Director (Criteria: Relevant Officer of the Company)

TOMÁS MILMO SANTOS	Non-Independent Director (Criteria: Fourth degree blood relative of the Executive Chairman of the Board of Directors)

IAN CHRISTIAN ARMSTRONG ZAMBRANO	Non-Independent Director (Criteria: Fourth degree blood relative of the Executive Chairman of the Board of Directors)

MARCELO ZAMBRANO LOZANO	Non-Independent Director (Criteria: First degree blood relative of Executive Chairman of the Board of Directors)

RAMIRO GERARDO VILLARREAL MORALES	Non-Independent Director (Criteria: Relevant Officer of the Company)

ARMANDO J. GARCÍA SEGOVIA	Independent Director

RODOLFO GARCÍA MURIEL	Independent Director

DIONISIO GARZA MEDINA	Independent Director

JOSÉ MANUEL RINCÓN GALLARDO PURÓN	Independent Director

FRANCISCO JAVIER FERNÁNDEZ CARBAJAL	Independent Director

ARMANDO GARZA SADA	Independent Director

DAVID MARTÍNEZ GUZMÁN	Independent Director

EVERARDO ELIZONDO ALMAGUER	Independent Director

GABRIEL JARAMILLO SANINT	Independent Director

ROGELIO ZAMBRANO LOZANO, ROGER SALDAÑA MADERO and RENÉ DELGADILLO GALVÁN were elected as Chairman, Secretary and Assistant Secretary of the Board of Directors of CEMEX, S.A.B. DE C.V., the latter two not being Directors.

AUDIT COMMITTEE:

JOSÉ MANUEL RINCÓN GALLARDO PURÓN

RODOLFO GARCÍA MURIEL

FRANCISCO JAVIER FERNÁNDEZ CARBAJAL

EVERARDO ELIZONDO ALMAGUER

CORPORATE PRACTICES AND FINANCE COMMITTEE:

DIONISIO GARZA MEDINA

FRANCISCO JAVIER FERNÁNDEZ CARBAJAL

RODOLFO GARCÍA MURIEL

ARMANDO GARZA SADA

JOSÉ MANUEL RINCÓN GALLARDO PURÓN and DIONISIO GARZA MEDINA were appointed Presidents of the Audit Committee and the Corporate Practices and Finance Committee of CEMEX, S.A.B. de C.V., respectively. The Secretary and Assistant Secretary of the Board of Directors will act as Secretary and Assistant Secretary of the Audit and the Corporate Practices and Finance Committees without forming part of the aforementioned committees.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	April 5, 2018	By:	/s/ Rafael Garza

Name: Rafael Garza
Title: Chief Comptroller